MEXICAN STOCK EXCHANGE
SIFIC / ICS

FILE No. ~~82-5251~~

STOCK EXCHANGE CODE: **AMTEL**

AMERICA TELECOM, S.A. DE C.V.

Quarter: **4** Year: **2002**

CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2002 AND 2001

(Thousands of Pesos)

82-34636

Final Printing

REF S		QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**113,322,754**	**100**		**100**
2	**CURRENT ASSETS**	**20,984,141**	**19**		
3	CASH AND SHORT-TERM INVESTMENTS	10,667,010	9		
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	5,302,365	5		
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	1,638,832	1		
6	INVENTORIES	3,101,294	3		
7	OTHER CURRENT ASSETS	274,640	0		
8	**LONG-TERM**	**3,165,159**	**3**		
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0		
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	3,026,201	3		
11	OTHER INVESTMENTS	138,958	0		
12	**PROPERTY, PLANT AND EQUIPMENT**	**59,718,117**	**53**		
13	PROPERTY	0	0		
14	MACHINERY AND INDUSTRIAL	78,778,268	70		
15	OTHER EQUIPMENT	0	0		
16	ACCUMULATED DEPRECIATION	23,219,219	20		
17	CONSTRUCTION IN PROGRESS	4,159,068	4		
18	**DEFERRED ASSETS (NET)**	**29,455,337**	**26**		
19	**OTHER ASSETS**	**0**	**0**		
20	**TOTAL LIABILITIES**	**68,643,780**	**100**		**100**
21	**CURRENT LIABILITIES**	**25,414,758**	**37**		
22	SUPPLIERS	0	0		
23	BANK LOANS	11,722,534	17		
24	STOCK MARKET LOANS	1,028,239	1		
25	TAXES TO BE PAID	1,895,509	3		
26	OTHER CURRENT LIABILITIES	10,768,476	16		
27	**LONG-TERM LIABILITIES**	**38,508,699**	**56**		
28	BANK LOANS	38,508,699	56		
29	STOCK MARKET LOANS	0	0		
30	OTHER LOANS	0	0		
31	**DEFERRED LOANS**	**4,720,323**	**7**		
32	**OTHER LIABILITIES**	**0**	**0**		
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**44,678,974**	**100**		**100**
34	**MINORITY INTEREST**	**33,427,696**	**75**		
35	**MAJORITY INTEREST**	**11,251,278**	**25**		
36	**CONTRIBUTED CAPITAL**	**4,517,193**	**10**		
37	PAID-IN CAPITAL STOCK (NOMINAL)	959,157	2		
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	3,171,505	7		
39	PREMIUM ON SALES OF SHARES	386,531	1		
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0		
41	**CAPITAL INCREASE (DECREASE)**	**6,734,085**	**15**		
42	RETAINED EARNINGS AND CAPITAL RESERVE	5,941,829	13		
43	REPURCHASE FUND OF SHARES	1,482,863	3		
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(2,178,454)	(5)		
45	NET INCOME FOR THE YEAR	1,487,847	3		

FILE No. 82-5251

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL** QUARTER: **4** YEAR: **2002**
AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**10,667,010**	**100**		**100**
46	CASH	5,053,422	47		
47	SHORT-TERM INVESTMENTS	5,613,588	53		
18	**DEFERRED ASSETS (NET)**	**29,455,337**	**100**		**100**
48	AMORTIZED OR REDEEMED EXPENSES	0	0		
49	GOODWILL	6,148,998	21		
50	DEFERRED TAXES	0	0		
51	OTHERS	23,306,339	79		
21	**CURRENT LIABILITIES**	**25,414,758**	**100**		**100**
52	FOREING CURRENCY LIABILITIES	9,932,882	39		
53	MEXICAN PESOS LIABILITIES	15,481,876	61		
24	**STOCK MARKET LOANS**	**1,028,239**	**100**		**100**
54	COMMERCIAL PAPER	1,028,239	100		
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0		
56	CURRENT MATURITIES OF BONDS	0	0		
26	**OTHER CURRENT LIABILITIES**	**10,768,476**	**100**		**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0		
58	OTHER CURRENT LIABILITIES WITHOUT COST	10,768,476	100		
27	**LONG-TERM LIABILITIES**	**38,508,699**	**100**		**100**
59	FOREING CURRENCY LIABILITIES	28,256,975	73		
60	MEXICAN PESOS LIABILITIES	10,251,724	27		
29	**STOCK MARKET LOANS**	**0**	**100**		**100**
61	BONDS		0		
62	MEDIUM TERM NOTES		0		
30	**OTHER LOANS**	**0**	**100**		**100**
63	OTHER LOANS WITH COST		0		
64	OTHER LOANS WITHOUT COST		0		
31	**DEFERRED LOANS**	**4,720,323**	**100**		**100**
65	NEGATIVE GOODWILL	0	0		
66	DEFERRED TAXES	2,019,908	43		
67	OTHERS	2,700,415	57		
32	**OTHER LIABILITIES**	**0**	**100**		**100**
68	RESERVES		0		
69	OTHERS LIABILITIES		0		
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(2,178,454)**	**100**		**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0		
71	INCOME FROM NON-MONETARY POSITION ASSETS	(2,178,454)	(100)		

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 4 YEAR: 2002
AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	(4,430,617)	
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	
74	EXECUTIVES (*)	140	
75	EMPLOYERS (*)	15,133	
76	WORKERS (*)	3,199	
77	CIRCULATION SHARES (*)	3,740,378,299	
78	REPURCHASED SHARES (*)	194,697,777	

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

FILE No. 82-5251

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 4 YEAR: 2002

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	57,461,382	100		100
2	COST OF SALES	32,690,190	57		
3	**GROSS INCOME**	24,771,192	43		
4	OPERATING	12,136,116	21		
5	**OPERATING INCOME**	12,635,076	22		
6	TOTAL FINANCING COST	1,153,821	2		
7	**INCOME AFTER FINANCING COST**	11,481,255	20		
8	OTHER FINANCIAL OPERATIONS	(264,744)	0		
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	11,745,999	20		
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	3,286,633	6		
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	8,459,366	15		
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	(3,965,907)	(7)		
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	4,493,459	8		
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0		
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	4,493,459	8		
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	44,630	0		
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0		
18	**NET CONSOLIDATED INCOME**	4,448,829	8		
19	NET INCOME OF MINORITY INTEREST	2,960,982	5		
20	**NET INCOME OF MAJORITY INTEREST**	1,487,847	3		

FILE No. 82-5251

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL** QUARTER: **4** YEAR: **2002**
AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**57,461,382**	**100**		**100**
21	DOMESTIC	41,950,663	73		
22	FOREIGN	15,510,719	27		
23	TRANSLATED INTO DOLLARS (***)	1,605,861	3		
6	**TOTAL FINANCING COST**	**1,153,821**	**100**		**100**
24	INTEREST PAID	3,908,749	339		
25	EXCHANGE LOSSES	1,795,243	156		
26	INTEREST EARNED	1,350,683	117		
27	EXCHANGE PROFITS	191,814	17		
28	GAIN DUE TO MONETARY POSITION	(3,007,674)	(261)		
8	**OTHER FINANCIAL OPERATIONS**	**(264,744)**	**100**		**100**
29	OTHER NET EXPENSES (INCOME) NET	(264,008)	(100)		
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0		
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(736)	0		
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**3,286,633**	**100**		**100**
32	INCOME TAX	3,458,502	105		
33	DEFERED INCOME TAX	(366,449)	(11)		
34	WORKERS' PROFIT SHARING	194,580	6		
35	DEFERED WORKERS' PROFIT SHARING	0	0		

(***) THOUSANDS OF DOLLARS

FILE No. 82-5251

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL** QUARTER: **4** YEAR: **2002**
AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	57,461,383	
37	NET INCOME OF THE YEAR	0	
38	NET SALES (**)	57,461,382	
39	OPERATION INCOME (**)	12,635,076	
40	NET INCOME OF MAYORITY INTEREST(**)	1,487,847	
41	NET CONSOLIDATED INCOME (**)	4,448,829	

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

FILE No. 82-5251

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**4,448,829**	
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	4,283,620	
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**8,732,449**	
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(220,823)	
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**8,511,626**	
6	CASH FLOW FROM EXTERNAL FINANCING	23,531,582	
7	CASH FLOW FROM INTERNAL FINANCING	(483,217)	
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**23,048,365**	
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(34,905,265)**	
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(3,345,274)	
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	14,012,284	
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	10,667,010	

FILE No. 82-5251

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**4,283,620**	
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	8,277,640	
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	
17	+ (-) OTHER ITEMS	(3,994,020)	
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(220,823)**	
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(624,494)	
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	564,706	
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	793,110	
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	0	
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(954,145)	
6	**CASH FLOW FROM EXTERNAL FINANCING**	**23,531,582**	
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	4,649,312	
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	18,882,270	
25	+ DIVIDEND RECEIVED	0	
26	+ OTHER FINANCING	0	
27	(-) BANK FINANCING AMORTIZATION	0	
28	(-) STOCK MARKET AMORTIZATION	0	
29	(-) OTHER FINANCING AMORTIZATION	0	
7	**CASH FLOW FROM INTERNAL FINANCING**	**(483,217)**	
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(8,093)	
31	(-) DIVIDENS PAID	(372,487)	
32	+ PREMIUM ON SALE OF SHARES	(102,637)	
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(34,905,265)**	
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	2,632,540	
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(24,615,629)	
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	
38	+ SALE OF TANGIBLE FIXED ASSETS	0	
39	+ (-) OTHER ITEMS	(12,922,176)	

FILE No. 82-5251

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	7.74	%		%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	13.22	%		%
3	NET INCOME TO TOTAL ASSETS (**)	3.93	%		%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%		%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	67.61	%		%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.51	times		times
7	NET SALES TO FIXED ASSETS (**)	0.96	times		times
8	INVENTORIES ROTATION (**)	10.54	times		times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	29	days		days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	7.63	%		%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	60.57	%		%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.54	times		times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	55.63	%		%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	64.48	%		%
15	OPERATING INCOME TO INTEREST PAID	3.23	times		times
16	NET SALES TO TOTAL LIABILITIES (**)	0.84	times		times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.83	times		times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.70	times		times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.31	times		times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	41.97	%		%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	15.20	%		%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(0.38)	%		%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	2.18	times		times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	102.10	%		%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(2.10)	%		%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	70.52	%		

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

FILE No. 82-5251

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.39		$	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 1.19		$	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$	
8	CARRYING VALUE PER SHARE	$ 3.01		$	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares		shares
11	MARKET PRICE TO CARRYING VALUE	2.02	times		times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	15.64	times		times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times		times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Final Printing

FILE No. 82-5251

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	'WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 AMERICA MOVIL, S.A.DE C.V.	COMUNICACIONES	4,240,941,400	32.83	12,493,407	15,506,448
2 CORP. EMPRESARIAL EN COMUNICACIONES	ADMON. DE SOCIEDADES	557,749,999	100.00	557,750	266,131
TOTAL INVESTMENT IN SUBSIDIARIES				**13,051,157**	**15,772,579**
ASSOCIATEDS					
1 ORCA	REC DE CARTERA	459,124,621	45.00	459,125	457,857
2 TECNOLOGY AND INTERNET	DATOS	403	40.30	811,969	218,318
3 TECHNOLOGY FUND ONE	DATOS	250	25.00	11,270	8,356
4 COMPUSA	COMERCIALIZADORA	49	49.00	4,370,314	2,341,626
5 CONST Y SERV INT		100	100.00	6	44
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**5,652,684**	**3,026,201**
OTHER PERMANENT INVESTMENTS					**138,958**
TOTAL					**18,937,738**

NOTES

FILE No. 82-5251

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL** QUARTER: **4** YEAR: **2002**

AMERICA TELECOM, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	979,296	225,961	753,335	3,472,375	2,916,867	1,308,843
MACHINERY	50,805,322	9,420,053	41,385,269	10,041,397	5,192,901	46,233,765
TRANSPORT EQUIPMENT	395,349	125,443	269,906	37,712	30,161	277,457
OFFICE EQUIPMENT	410,346	144,584	265,762	121,874	76,692	310,944
COMPUTER EQUIPMENT	2,049,648	1,238,216	811,432	257,469	247,071	821,830
OTHER	6,613,709	786,732	5,826,977	554,307	154,471	6,226,813
DEPRECIABLES TOTAL	**61,253,670**	**11,940,989**	**49,312,681**	**14,485,134**	**8,618,163**	**55,179,652**
NOT DEPRECIATION ASSETS						
GROUNDS	442,905	0	442,905	627,640	0	1,070,545
CONSTRUCTIONS IN PROCESS	2,918,506	0	2,918,506	51,804	0	2,970,310
OTHER	471,086	0	471,086	26,524	0	497,610
NOT DEPRECIABLE TOTAL	**3,832,497**	**0**	**3,832,497**	**705,968**	**0**	**4,538,465**
TOTAL	**65,086,167**	**11,940,989**	**53,145,178**	**15,191,102**	**8,618,163**	**59,718,117**

NOTES

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
ABN-AMRO CITIBANK	30/11/2007	2.81	0	0	0	0	0	0	0	0	0	408,898	817,802	408,898	408,891	0
CITIBANK	14/09/2008	2.08	0	0	0	0	0	0	0	0	0	73,858	2,093,056	43,931	0	141,508
CITIBANK (PRESTAMO SINDICADO	20/12/2007	2.77	0	0	0	0	0	0	0	0	0	1,247,813	5,537,813	0	1,464,375	0
BANCOMEXT	29/05/2006	2.44	0	0	0	0	0	309,375	0	0	0	0	0	0	0	0
BANCO INDUSTRIAL	15/05/2003	9.00	0	0	0	0	0	0	0	0	215,397	0	0	0	0	0
BANCO GT&CONTINENTAL	27/01/2003	9.00	0	0	0	0	0	0	0	0	79,695	0	0	0	0	0
EKN	31/03/2008	2.08	0	0	0	0	0	0	0	0	0	998,508	0	0	0	4,788,558
NIB	15/08/2005	2.46	0	0	0	0	0	0	0	0	0	0	309,375	0	0	0
EDC	15/07/2009	3.34	0	0	0	0	0	0	0	0	0	64,453	0	0	0	386,678
JP MORGAN	19/01/2004	2.45	0	0	0	0	0	0	0	0	0	852,689	2,578,125	0	0	0
BANORTE	14/08/2004	8.93	0	800,000	0	0	0	0	0	0	0	0	0	0	0	0
ABN-AMRO	22/11/2004	2.07	0	0	0	0	0	0	0	0	0	0	1,031,250	0	0	0
IBM	03/08/2005	9.80	0	0	0	0	0	0	0	0	0	2,868	23	0	0	0
ASUNCION DEUDA ATL (ERICSSON	30/10/2005	3.21	0	0	0	0	0	0	0	0	0	0	2,175,938	0	0	0
MITSUI & CO.	30/11/2003	5.79	0	0	0	0	0	0	0	0	97,329	0	0	0	0	0
INBURSA	01/05/2005	6.69	39,652	59,472	0	0	0	0	0	0	0	0	0	0	0	0
BANCO COMERCIAL	25/09/2006	12.00	0	0	0	0	0	0	0	0	0	6,033	12,066	7,538	0	0
INBURSA-ALCATEL	15/04/2003	8.75	0	0	0	0	0	0	0	0	23,977	0	0	0	0	0
INBURSA-NETRO	20/05/2004	10.00	0	0	0	0	0	0	0	0	0	0	62,246	0	0	0
ALCATEL TECHINT	01/04/2004	3.25	0	0	0	0	0	0	0	0	0	0	50,531	0	0	0
NETRO CORPORATION	17/06/2003	5.36	0	0	0	0	0	0	0	0	25,028	0	8,198	0	0	0
BELL CANADA INT.	31/03/2003	0.00	0	0	0	0	0	0	0	0	1,753,125	0	0	0	0	0
DEBENTURES BRASIL	31/03/2003	17.76	0	0	0	0	0	0	0	0	890,196	0	0	0	0	0
BNDES A,B Y C BRASIL	15/07/2007	12.60	0	0	0	0	0	0	0	0	0	623,556	1,216,256	627,340	422,905	44,746
DEUDA CORP NOTA TESS-CARSO	08/04/2004	3.72	0	0	0	0	0	0	0	0	0	668,450	810,817	0	0	0
LICENCIAS DE BRASIL (NVAS CO	12/11/2010	12.00	0	0	0	0	0	0	0	0	0	266	0	0	0	887,205
OTROS	11/05/2003	4.00	0	0	0	0	0	0	0	0	0	233,695	167,446	72	83	175

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 4 . YEAR: 2002

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
CHASE MANHATAN BANK	18/09/2003	3.18	0	0	0	0	0	0	0	0	0	950,555	0	0	0	0
CHASE MANHATAN BANK	04/11/2003	3.17	0	0	0	0	0	0	0	0	0	330,103	0	0	0	0
CHASE MANHATAN BANK	21/10/2005	3.06	0	0	0	0	0	0	0	0	0	0	0	1,031,255	0	0
CHASE MANHATAN BANK	19/12/2005	2.66	0	0	0	0	0	0	0	0	0	0	0	412,500	0	0
PAGARE BANCARIO	08/01/2003	3.40	0	0	0	386,390	0	0	0	0	0	0	0	0	0	0
PAGARE BANCARIO	04/08/2004	9.53	0	1,140,900	0	0	0	0	0	0	0	0	0	0	0	0
OTHER FINANCIAL ENTITIES																
CERTIFICADOS BURSATILES	05/10/2006	10.10	1,750,000	8,251,352	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANKS			**1,789,652**	**10,251,724**	**0**	**386,390**	**0**	**309,375**	**0**	**0**	**3,084,747**	**6,461,745**	**16,870,942**	**2,531,534**	**2,296,254**	**6,248,870**
LISTED IN THE MEXICAN STOCK EXCHANGE																
UNSECURED DEBT																
PAPEL COMERCIAL	09/01/2003	7.69	1,028,239	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL STOCK EXCHANGE			**1,028,239**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
OTROS PASIVOS			10,768,476	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**10,768,476**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
			13,586,367	**10,251,724**	**0**	**386,390**	**0**	**309,375**	**0**	**0**	**3,084,747**	**6,461,745**	**16,870,942**	**2,531,534**	**2,296,254**	**6,248,870**

NOTES

1.- ES IMPORTANTE MENCIONAR QUE LAS TASAS Y FECHAS DE VENCIMIENTO CORRESPONDEN A LOS CREDITOS MAS SIGNIFICATIVOS, YA QUE EN CADA UNO DE ELLOS SE AGRUPASN VARIOS CREDITOS.

2.- EN EL CASO DE LA DEUDA REGISTRADA CON BELL CANADA INTERNATIONAL, SE REFIERE A UNA DEUDA SIN COSTO.

FILE No. 82-5251

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL** QUARTER: **4** YEAR: **2002**

AMERICA TELECOM, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	57,850	596,580	0	0	596,580
OTHER	229,761	2,369,412	22	225	2,369,637
TOTAL	**287,611**	**2,965,992**	**22**	**225**	**2,966,217**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	723,729	7,463,455	0	0	7,463,455
INVESTMENTS	0	0	0	0	0
OTHER	323,665	3,337,797	0	0	3,337,797
TOTAL	**1,047,394**	**10,801,252**			**10,801,252**
NET BALANCE	**(759,783)**	**(7,835,260)**	**22**	**225**	**(7,835,035)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**2,096,402**	**21,619,145**	0	0	**21,619,145**
LIABILITIES POSITION	**4,693,723**	**48,404,014**			**48,404,014**
SHORT TERM LIABILITIES POSITION	1,876,757	19,354,057	0	0	19,354,057
LONG TERM LIABILITIES POSITION	2,816,966	29,049,957	0	0	29,049,957
NET BALANCE	**(2,597,321)**	**(26,784,869)**			**(26,784,869)**

NOTES

FILE No. 82-5251

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	90,894,591	99,662,584	8,767,993	0.92	80,666
FEBRUARY	103,033,505	109,334,296	6,300,791	0.06	(3,780)
MARCH	101,252,545	108,940,826	7,688,281	0.51	39,210
APRIL	103,480,220	113,511,005	10,030,785	0.55	55,169
MAY	98,015,632	108,679,999	10,664,367	0.20	21,329
JUNE	102,073,501	117,780,295	15,706,794	0.49	76,963
JULY	106,271,042	123,308,963	17,037,921	0.29	49,410
AUGUST	102,572,260	126,458,016	23,885,756	0.38	90,766
SEPTEMBER	106,970,130	131,107,205	24,137,075	0.60	144,822
OCTOBER	102,330,945	126,701,715	24,370,770	0.44	107,231
NOVEMBER	105,494,749	130,375,394	24,880,645	0.81	201,533
DECEMBER	100,655,402	132,231,896	31,576,494	0.44	138,937
ACTUALIZATION:	0	0	0	0.00	509,597
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	1,498,146
OTHER	0	0	0	0.00	(2,325)
TOTAL					**3,007,674**

NOTES

FILE No. 82-5251

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
N O A P L I C A

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
NO PROCEDE		0	0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NO PROCEDE					

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
VENTA DE EQUIPO				5,392,484			
RENTA MENSUAL				6,040,974			
TIEMPO AIRE				15,888,452			
LARGA DISTANCIA				3,990,803			
OTROS				10,637,950			
TOTAL				41,950,663			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
VENTA DE EQUIPO				1,527,933			
RENTA MENSUAL				4,312,349			
TIEMPO AIRE				5,143,018			
LARGA DISTANCIA				771,258			
OTROS				3,756,161			
TOTAL				15,510,719			

NOTES

STOCK EXCHANGE COI AMTEL

AMERICA TELECOM, S.A. DE C.V.

QUARTER: 4 YEAR: 2002

FILE No. 82-5251

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2001** — 7,272,505

Number of shares Outstanding at the Date of the NFEA: — 3,757,264,999

(Units)

[X] ARE THE FIGURES FISCALLY AUDITED? [ ] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
1	A-1	3,757,264,999.00	21/03/2002	43,524.00
2	A-1	3,757,264,999.00	21/06/2002	47,819.00
3	A-1	3,757,264,999.00	21/09/2100	47,457.00
4	A-1	3,740,378,299.00	21/12/2002	46,650.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2002

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 31 OF DICIEMBRE OF 2002 — 7,777,605

Number of shares Outstanding at the Date of the NFEA: — 3,757,264,999

(Units)

STOCK EXCHANGE COI AMTEL QUARTER: 4 YEAR: 2002

RAZON SOCIAL: **AMERICA TELECOM, S.A. DE C.V.**

FILE No. 82-5251

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2001**	7,459
Number of Shares Outstanding at the Date of the NFEAR: (Units)	3,757,264,999

[X] ARE FIGURES FISCALLY AUDITED? [ ] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF DICIEMBRE OF 2002

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF DICIEMBRE OF 2002	7,883
Number of shares Outstanding at the Date of the NFEAR (Units)	3,757,264,999

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000	0
Number of shares Outstanding at the Date of the NFEAR (Units)	0

FILE No. 82-5251

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A-1		4	3,740,378,299			3,740,378,299	959,157	
TOTAL			**3,740,378,299**	**0**	**0**	**3,740,378,299**	**959,157**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
3,740,378,299
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
A-1	194,697,777	6.23640	6.10000

FILE No. 82-5251

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY** TO **31** OF **DECEMBER** OF **2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

C.P. ARMANDO IBAÑEZ VAZQUEZ
DIRECTOR DE ADMINISTRACION

C.P. FRANCISCO ANGELES MAYORGA
GERENTE DE INFORMACION FINANCIERA

MEXICO, D.F., D.F., AT MARCH 6 OF 2003